Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-220896) of IRSA Propiedades Comerciales S.A. of our report dated October 22, 2018 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 20-F.

/s/ PRICE WATERHOUSE & Co. S.R.L

By: /s/ Walter Rafael Zablocky (Partner)
Walter Rafael Zablocky
Buenos Aires, Argentina
October 22, 2018